EXHIBIT 4.27

Deed of settlement and release – Mr Graeme D Willis

National Australia Bank Limited

ABN 12 004 044 937

and

Graeme Douglas Willis

Terms of Settlement and Release Agreement

THIS AGREEMENT is made on 3 November 2005

PARTIES

NATIONAL AUSTRALIA BANK LIMITED

ABN 12 004 044 937

of 24th Floor, 500 Bourke Street, Melbourne, Victoria 3000

(the “National”)

and

GRAEME DOUGLAS WILLIS

c/o 24th Floor, 500 Bourke Street, Melbourne, Victoria 3000

(“Mr Willis”).

RECITALS

A                                       Mr Willis is currently employed by the National as Group General Manager, Regulatory Affairs.

B                                       Mr Willis will continue in his position as Group General Manager Regulatory Affairs until 15 February 2006, at which time his employment with the National will cease.

C                                       This Agreement supersedes any other agreements, understandings, arrangements or negotiations between the National and Mr Willis relating to Mr Willis’s employment, and the termination of his employment, with the National.

D                                       The National denies any liability to Mr Willis.

E                                         In order to avoid the time and costs of any possible proceedings, the parties have agreed to settle all matters between them on the terms contained in this Agreement.

AGREED TERMS

1                                         Definitions and interpretation

1.1                               Definitions

In this Agreement, unless the context requires otherwise:

“Claims” means actions, suits, proceedings, causes of action, claims, liabilities, damages, costs and demands.

“Confidential Information” means: any trade secrets, process, formulae or other confidential information relating to the business affairs, accounts, works, marketing plans, sales plans, prospects, research, management, financing, products, inventions, designs, processes and any data bases, data surveys, customer lists, specifications, drawings, records, reports, software or other documents, meetings, minutes of meetings, disputes, and all matters relating to any litigation, threatened litigation, investigations, inquiries, judicial or quasi judicial proceedings, material or other information whether in writing or otherwise concerning the National or any of its Subsidiaries or any clients or suppliers to which Mr Willis gained access, whether before, during or after his employment with the National.  Where there is any doubt about whether information is confidential it will be deemed to be confidential information unless the parties otherwise agree.

“Corporations Act” means the Corporations Act 2001 (Cwth) as amended and in force from time to time

“Group” means the National and its Subsidiaries.

“Performance Options” means options to acquire or subscribe for Shares or other securities issued by the National.

“Performance Rights” means rights to acquire or subscribe for Shares or other securities issued by the National.

“Shares” means ordinary shares in the capital of the National.

“Subsidiaries” has the meaning given to that term in the Corporations Act.

“Termination Date” means 15 February 2006.

“Total Employment Compensation Package” means the fixed component of Mr Willis’s remuneration (comprising cash salary, packaged benefits and employer superannuation contributions) of $501,100 per annum payable by the National as at the date of this Agreement.

1.2                               Words and expressions

In this Agreement, unless the context requires otherwise:

(a)                                  the singular includes the plural and vice versa;

(b)                                 words denoting any gender include all genders;

(c)                                  where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(d)                                 a reference to a party, clause or annexure is a reference to a party, clause or annexure to or of this Agreement;

(e)                                  a reference to this Agreement includes any annexures;

(f)                                    headings are for convenience and do not affect interpretation;

(g)                                 the recitals to this Agreement are adopted as and form part of this Agreement;

(h)                                 a reference to any document or agreement includes a reference to that document or agreement as amended, novated, supplemented, varied or replaced from time to time;

(i)                                     a reference to “$” is a reference to Australian currency;

(j)                                     a reference to a party includes its executors, administrators, successors, substitutes (including persons taking by novation) and permitted assigns;

(k)                                  a reference to writing includes any method of representing words, figures or symbols in a permanent and visible form;

(l)                                     words and expressions denoting natural persons include bodies corporate, partnerships, associations, firms, governments and governmental authorities and agencies and vice versa;

(m)                               a reference to any legislation or to any provision of any legislation includes:

(i)                                     any modification or re-enactment of the legislation;

(ii)                                  any legislative provision substituted for, and all legislation, statutory instruments and regulations issued under, the legislation or provision; and

(iii)                               where relevant, corresponding legislation in any Australian State or Territory;

(n)                                 no rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of this Agreement or any part of it; and

(o)                                 the words “including”, “for example”, “such as” or other similar expressions (in any form) are not words of limitation.

2                                         Role

2.1                                 Mr Willis will continue to be employed by the National until the Termination Date as Group General Manager Regulatory Affairs, and until that date he will act in good faith as an employee of the National.

2.2                                 The National will continue to provide appropriate office accommodation and technology support to Mr Willis until the Termination Date.

2.3                                 The National will continue to provide to Mr Willis until the Termination Date:

(a)                                  the Total Employment Compensation Package; and

(b)                                 sick leave, annual leave and long service leave,

he is eligible to receive as at the date of this Agreement.

2.4                                 Mr Willis’s employment with the National will cease on the Termination Date.

2.5                                 As a consequence of Mr Willis’s termination of service with the National on the Termination Date, a benefit from the National Australia Bank Group Superannuation Fund (the “Fund”) in respect of Mr Willis’s membership of the Fund will be payable by the Fund Plan Trustee in accordance with the provisions of the Fund’s trust deed and rules.

3                                         Obligations to be fulfilled by the National

3.1                                 The National will, upon execution of this Agreement by Mr Willis before the Termination Date:

(a)                                  pay to Mr Willis or on his behalf:

(i)                                     a gross lump-sum redundancy payment of $701,540 within 14 days after the Termination Date;

(ii)                                  an amount in lieu of accrued and untaken annual leave and long service leave (calculated up to and including the Termination date with reference to the Total Employment Compensation Package) within 14 days after the Termination Date;

(iii)                               an amount equal to the legal and/or tax accounting expenses incurred by him up to a maximum aggregate amount of $5,000 inclusive of GST in relation to the matters in the Recitals and to this Agreement, on receipt of invoices from Mr Willis’s solicitor and/or taxation accountant;

(b)                                 pay to Mr Willis any amount to which he becomes eligible under the National’s Executive Incentive Plan in respect of the National’s 2004/05 year (i.e. for the period 1 October 2004 to 30 September 2005 inclusive);

(c)                                  allow Mr Willis to purchase the personal computer, “Blackberry” and mobile phone provided to him by the National, subject to the removal of any Confidential Information by the National.  Each item of the National’s property described in this clause 3.1(c) will be offered to Mr Willis for purchase at a value determined by the National and, if purchased, will be maintained at the sole cost of Mr Willis on and from the Termination Date;

(d)                                 the National will continue to provide home security arrangements for Mr Willis’s current private residence through until the Termination Date at which time ownership of that system will transfer into Mr Willis’s name at no cost to him.  The National will arrange for the monitoring of Mr Willis’s security system to transfer to a private provider agreed with Mr Willis.  Mr Willis will take responsibility for the payment of the monitoring system on and from 16 February 2006;

(e)                                  provide outplacement services at the executive level for Mr Willis in accordance with the National’s current policy; and

(f)                                    provide a certificate of service to Mr Willis within 14 days after the Termination Date.

3.2                                 Any amount payable to Mr Willis under clause 3.1(b):

(a)                                  will be based on Mr Willis’s individual performance and the Group’s performance;

(b)                                 will be subject to Mr Willis passing the behaviour and compliance “quality gates”;

(c)                                  will be in accordance with the terms and conditions of the National’s Executive Incentive Plan;

(d)                                 will be paid at the same time that any such payments are made to other participants under the National’s Executive Incentive Plan.

3.3                                 The amounts referred to in clauses 3.1(a)(i) and 3.1(a)(ii), and any payment due to Mr Willis under clause 3.1(b), will be subject to applicable deductions of taxation as required by law.  For the avoidance of doubt, the payment in clause 3.1(a)(i) will be taxed as a bona fide redundancy payment.

3.4                                 Mr Willis will receive approval from the National to retain, following the Termination Date, all Shares, Performance Options and Performance Rights granted to him under any National employee share plan, employee performance option plan or employee performance rights plan in accordance with the specific terms and conditions of the original offer of those Shares, Performance Options and Performance Rights under the respective plans.

4                                         No admission of liability

The parties agree that this Agreement is not, and must not be interpreted or construed as, an admission of liability by either party to the other for any matter, other than as expressly provided in this Agreement.

5                                         Obligations to be fulfilled by Mr Willis

5.1                                 Subject to clause 6.3, Mr Willis undertakes not to lodge any applications or make any claim against the National or any of its Subsidiaries or any of their respective officers, directors or employees pursuant to any law of the Commonwealth or a State relating to unfair termination or other related Claims as referred to in clause 6.1 of this Agreement.

5.2                                 Mr Willis undertakes that he will resign from all boards, committees and other bodies whose membership he holds as a result of his employment with the National.

5.3                                 The provisions of sub-paragraph 20.5 of Mr Willis’s employment agreement with the National dated 4 August 2005 will not apply to Mr Willis from the Termination Date.

5.4                                 Notwithstanding clause 5.3, and to reasonably protect the goodwill and Confidential Information of the National, Mr Willis undertakes that he will not, without the National’s prior written consent, accept employment or a non-executive directorship with, or be engaged as a consultant (directly or indirectly by means of a service company, trust, partnership or interposed entity) by, Commonwealth Bank of Australia Limited, Westpac Banking Corporation Limited or Australia and New Zealand Banking

Group Limited (or any of their respective Subsidiaries), from 15 February 2006 up to and including 15 June 2006.

6                                         Release

6.1                                 Subject to clause 6.3 and other than in respect of any Claim:

(a)                                  arising from personal injury arising from his employment with the National;

(b)                                 arising from this Agreement,

Mr Willis releases and forever discharges the National and its Subsidiaries and their respective past and present officers, employees and directors from all Claims whatsoever and howsoever arising which Mr Willis now has or may have had or, but for this Agreement, he could or might have against the National arising out of the employment of Mr Willis by the National or the termination of that employment or in the course of or in the termination of any directorships with Subsidiaries of the National.

6.2                                 Without derogation from the provisions of clause 6.1, upon execution of this Agreement Mr Willis shall take all steps necessary to withdraw and forever stay any proceedings commenced or pending by him against the National or its Subsidiaries in any Court, Commission or Tribunal in respect of any Claim which is released and discharged pursuant to clause 6.1.

6.3                                 Nothing in clauses 5 or 6.1 shall limit or affect Mr Willis’s right to prosecute a Claim against the National should it be discovered at a later date that the National had deliberately defrauded Mr Willis.

6.4                                 Subject to clause 6.6 and other than in respect of any Claim arising from this Agreement, the National, to the extent permitted by law, releases and forever discharges and indemnifies Mr Willis from all actions, suits, proceedings, causes of action, claims, liabilities, damages, costs and demands whatsoever which any member of the Group has or but for this Agreement could or might have had against Mr Willis arising out of the employment of Mr Willis by the National or the termination of that employment or in the course of or in the termination of any directorship with the Group.

6.5                                 Without derogation from the provisions of clause 6.4, upon execution of this Agreement, the National shall take all steps necessary to withdraw and forever stay any proceedings commenced or pending by the National against Mr Willis in any Court, Commission or Tribunal in respect of any Claim which is released and discharged pursuant to clause 6.4.

6.6                                 Nothing in clause 6.4 shall limit or affect the National’s right to prosecute a Claim against Mr Willis should it be discovered at a later date that Mr Willis had deliberately defrauded the National.

7                                         Confidentiality

7.1                                 Until such time as this Agreement is lodged, furnished or filed with the US Securities and Exchange Commission or Australian Stock Exchange Limited, and subject to this Agreement, a party to this Agreement must not disclose to any person whatsoever the terms of this Agreement including, without limiting the generality of this obligation, the amounts payable hereunder by the National or the discussions between the parties leading to the making of this Agreement.

7.2                                 A party may disclose the matters referred to in clause 7.1 as follows:

(a)                                  in the case of Mr Willis to his family;

(b)                                 to the legal and financial advisers of that party;

(c)                                  with the prior written consent of the other party;

(d)                                 as required by law;

(e)                                  as required by any regulatory body including a stock exchange;

(f)                                    for the purpose of enforcing its rights or the other party’s obligations under this Agreement, or to defend any Claim by the other party against it, in legal proceedings; or

(g)                                 for the purpose of effecting any rollover of any eligible payments provided in clause 3 to an approved superannuation fund.

7.3                                 Without limiting any express or implied obligation of confidentiality binding upon Mr Willis under any statute (including the Corporations Act) or under his contract of employment with the National or in equity, Mr Willis undertakes that he will not divulge to any person or use any trade secrets or Confidential Information concerning the business, financial arrangements or position of the National or any of its Subsidiaries or any other confidential information belonging to the National or any of its Subsidiaries except with prior written authority of the National or where the Confidential Information has come into the public domain through no fault of Mr Willis or where that disclosure is required by law.

7.4                                 Neither party shall disparage the other nor speak of the other in terms which are likely to be injurious to the commercial or personal standing of the other.

8                                         Public Comment

8.1                                 Mr Willis and the National must not make any statement, or induce anyone else to make any statement (whether written or oral) about Mr Willis’s employment, the cessation of that employment or any related matter which:

(a)                                  in respect of Mr Willis is likely to harm his reputation; or

(b)                                 in respect of the National, is likely to harm the reputation of the Group, its directors, officers or employees,

unless and to the extent that the statement is required to be made by law or by a stock exchange.

8.2                                 The parties will consult with each other on the proposed form of any media release or announcement (public, required by law or by a stock exchange), which may be made about any of the events described in the Recitals to this Agreement.  The parties will attempt to agree the form of any such media release of announcement prior to it being made.  Each party will act reasonably having regard to the interests and reputation of the other party.

9                                         No Representation

Mr Willis agrees not to represent himself, after the Termination Date, as an officer or employee of the National or as being in any way connected with or interested in the business of the National other than as the holder of Shares or Options.

10                                  Competency

Mr Willis acknowledges that:

(a)                                  he was given the opportunity to seek independent legal and other advice of his choice before executing this Agreement;

(b)                                 in light of any advice provided, he considered his position;

(c)                                  if advised by his legal representative, he has been advised as to the terms of this Agreement;

(d)                                 the effect of this Agreement is fully understood; and

(e)                                  the terms of this Agreement are fair and reasonable.

11                                  Entire Agreement

Each party acknowledges and agrees that this Agreement:

(a)                                  constitutes the entire agreement of the parties concerning the resolution of all matters relating to the employment and termination of Mr Willis’s employment with the National; and

(b)                                 supersedes all prior agreements, understandings and negotiations in respect of same.

12                                  No Representations and Warranties

Each party acknowledges that in entering into this Agreement it has not relied on any representations or warranties from or by the other party except as expressly provided by the written terms of this Agreement.

13                                  Transition Arrangements and future assistance

13.1                           Subject to clause 13.2, Mr Willis agrees that he will, if requested by the National or any of its Subsidiaries, both prior to and subsequent to the Termination Date, for a period up to and including 15 February 2007, provide such assistance (including by giving statements and evidence) as the National or the Subsidiary may reasonably require in respect of any court proceedings or any investigation or enquiry by any relevant regulator in relation to the National or the Subsidiary.

13.2                           The National agrees to pay Mr Willis such remuneration as may be agreed between the parties, and reimburse Mr Willis for all reasonable expenses incurred by Mr Willis, in providing the assistance referred to in clause 13.1 after the Termination Date.  Mr Willis will not be obliged to provide any assistance pursuant to clause 13.1 until his remuneration for doing so is agreed.

13.3                           National or any of its Subsidiaries will not request Mr Willis’ assistance unless there is no other person within National or any of its Subsidiaries able to provide the assistance requested and provided always:

(a)                                  any request is made on the provision to Mr Willis of reasonable notice; and

(b)                                 Mr Willis is not required to provide assistance if to do so would unreasonably impede or interfere with his business and/or employment activities or any pressing personal circumstance.

14                                  Directors’ and Officers’ Insurance

Nothing in this Agreement will affect any rights which Mr Willis may have under any directors and officers insurance in respect of the positions which he has held as a director or officer of any company in the Group.

15                                  National Property

Mr Willis agrees:

(a)                                  to deliver to the National, on or before the Termination Date, all property belonging to the National, which is in his possession, custody or control including without limitation all books, documents (including emails), papers, materials and any other item; and

(b)                                 not to make or retain a copy of any document which is the property of the National including any computer-based copies.

16                                  Severance

Part or all of any provision of this Agreement that is illegal or unenforceable will be severed from this Agreement and will not affect the continued operation of the remaining provisions of this Agreement.  This clause has no effect if the severance alters the basic nature of this Agreement or is contrary to public policy.

17                                  Variation and Waiver

A provision of this Agreement or a right created under it may not be waived or varied except in writing, signed by each of the parties or their authorised representatives.

18                                  Inconsistent Agreements

If a provision of this Agreement is inconsistent with a provision of any other agreement between the parties to this Agreement the provisions of this Agreement will prevail.

19                                  Counterparts

This Agreement may be executed in counterparts.  All executed counterparts constitute one document.

20                                  Governing Law

This Agreement is governed by the law of the State of Victoria.

EXECUTED as an AGREEMENT

SIGNED for and on behalf of NATIONAL AUSTRALIA BANK LIMITED by its duly authorised representative in the presence of	) ) ) )

/s/ R.G. Williams		/s/ Arthur Robert Willett
Signature of witness		Signature of authorised representative

Robert Geoffrey Williams		Arthur Robert Willett
Name of witness (print)		Name of representative (print)

General Manager Executive Programs
Office held

(By executing this Agreement the signatory warrants that he is duly authorised to execute this Agreement on behalf of National Australia Bank Limited)

SIGNED by GRAEME DOUGLAS WILLIS in the presence of	) )

/s/ Robert Geoffrey Williams		/s/ Graeme Willis
Signature of witness		Graeme Douglas Willis

Robert Geoffrey Williams
Name of witness (print)